

03054933

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38647

2003 MAY -1 AM 11:15

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/02 (MM/DD/YY) AND ENDING 02/28/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO EQUITIES, INC. dba CUE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 N. Central Avenue, Suite 200
(No. and Street)

Phoenix,	Arizona	85012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Melby 602-252-0911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON GUNDERSON LLP
(Name – *if individual, state last, first, middle name*)

1860 W. University, Suite 108	Tempe	Arizona	85281
(Address)	(City)	(State)	(Zip Code)

PROCESSED
OCT 20 2003
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MICHAEL MELBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO EQUITIES, INC. dba CUE, as of FEBRUARY 28, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Christine Gerster
Expires November 10, 2006

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS


Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
CUSO Equities, Inc. dba CUE
Phoenix, Arizona

We have audited the accompanying statement of financial condition of CUSO Equities, Inc. dba CUE as of February 28, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CUSO Equities, Inc. dba CUE as of February 28, 2003, in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Tempe, Arizona
March 27, 2003

CUSO EQUITIES, INC. dba CUE
STATEMENT OF FINANCIAL CONDITION
February 28, 2003

ASSETS

Cash and cash equivalents	$ 733,938
Investments	3,300
Commissions receivable	53,593
Recoverable income taxes	23,693
Prepaid expenses	18,661
TOTAL ASSETS	$ 833,185

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 14,925
Due to affiliates	14,875
Commissions payable	161,311
TOTAL LIABILITIES	191,111
STOCKHOLDER'S EQUITY	
Common stock, no par value, 1,000,000 shares authorized, 100,000 shares issued and outstanding	100,000
Additional paid in capital	40,000
Retained earnings	576,662
Treasury stock, 4,250 shares at cost	(74,588)
Total stockholder's equity	642,074
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 883,185

This financial statement should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statement.

CUSO EQUITIES, INC. dba CUE
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
February 28, 2003

ORGANIZATION

CUSO Equities, Inc. dba CUE is entirely owned by CUE Financial Group, Inc., which is a wholly owned subsidiary of CUE Resources, Inc.

CUSO Equities, Inc. dba CUE is a broker-dealer whose business encompasses primarily the sale of publicly traded securities, mutual funds and variable annuities. The Company is licensed to do business in 33 states. For transactions involving publicly traded securities, the Company functions as the introducing broker and communicates trade orders for its customers through a correspondent broker. For the year ended February 28, 2003, commissions on mutual funds accounted for approximately 36%, stocks and bonds was approximately 23% and variable annuities was approximately 39% of total revenue.

CASH AND CASH EQUIVALENTS

For financial statement purposes, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INVESTMENTS

Investments consist of warrants to purchase 300 shares of a stock. Neither the warrants nor the stock is presently marketable, nor are the stock and warrants listed on any stock exchange. The investment is reported at cost since fair market value cannot be determined.

REVENUE RECOGNITION

Commission income from publicly traded securities transactions is recorded on the trade date.

TREASURY STOCK

Treasury stock is accounted for at cost.

INCOME TAXES

CUSO Equities, Inc. dba CUE files consolidated tax returns with CUE Resources, Inc. and CUE Financial Group, Inc. Income taxes are allocated using the separate tax return liability method.

USE OF ESTIMATES IN PREPARING THE STATEMENT OF FINANCIAL CONDITION

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Actual results could differ from those estimates.

This information is an integral part of the accompanying financial statement.

CUSO EQUITIES, INC. dba CUE
NOTES TO FINANCIAL STATEMENT
February 28, 2003

NOTE 1 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At February 28, 2003, the Company had net capital of $590,018 which was in excess of its required net capital of $100,000.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company reimburses CUE Financial Group, Inc. for office operation expenses and executive compensation incurred on its behalf. For the year ended February 28, 2003, the Company reimbursed CUE Financial Group, Inc. $2,541,253 for these expenses

NOTE 3 – DUE TO AFFILIATES

Due to affiliates is an amount due to CUE Financial Group, Inc. representing CUE Financial Group, Inc.'s tax loss benefit to CUSO Equities.

NOTE 4 – COMMISSIONS RECEIVABLE

Management believes that commissions receivable at February 28, 2003 will be collected within one year and, accordingly, no allowance for uncollectible accounts has been established.

NOTE 5 – RECOVERABLE INCOME TAXES

The recoverable income taxes consist of the following:

Prior year overpayment of estimated taxes:	
Federal	$ 21,205
State	2,488
Total	$ 23,693

CUSO EQUITIES, INC. dba CUE
NOTES TO FINANCIAL STATEMENT
February 28, 2003

NOTE 6 – NET CAPITAL

Net capital is computed as follows:

Stockholder's equity, total capital		$ 642,074
Deduct non-allowable assets:		
Prepaid expenses	$ 18,661	
Commissions receivable	6,402	
Recoverable income taxes	23,693	
Securities not readily marketable	3,300	
		52,056
Net capital		590,018
Minimum dollar net capital requirement		100,000
Excess net capital		$ 490,018

NOTE 7 – LITIGATION

The Company is a respondent in an arbitration filed with NASD Regulation by two of its former independent representatives. They allege breach of an alleged partnership agreement. The statement asks for compensatory damages of $500,000 and punitive damages and treble damages plus legal fees and interest. The Company believes there are defenses to the matter and intends to contest this case vigorously. Management believes the lawsuit will not have an impact on the financial condition and net capital of the Company.

NOTE 8 – COMMITMENTS

The Company has entered into an agreement with a retired sales representative to pay him trailing commissions on the book of business that he brought to the Company. The commissions paid during the year ended February 28, 2003 totaled $3,477.

CUSO EQUITIES, INC. dba CUE
NOTES TO FINANCIAL STATEMENT
February 28, 2003

NOTE 6 – NET CAPITAL

Net capital is computed as follows:

Stockholder's equity, total capital		$ 642,074
Deduct non-allowable assets:		
Prepaid expenses	$ 18,661	
Commissions receivable	6,402	
Recoverable income taxes	23,693	
Securities not readily marketable	3,300	
		52,056
Net capital		590,018
Minimum dollar net capital requirement		100,000
Excess net capital		$ 490,018

NOTE 7 – LITIGATION

The Company is a respondent in an arbitration filed with NASD Regulation by two of its former independent representatives. They allege breach of an alleged partnership agreement. The statement asks for compensatory damages of $500,000 and punitive damages and treble damages plus legal fees and interest. The Company believes there are defenses to the matter and intends to contest this case vigorously. Management believes the lawsuit will not have an impact on the financial condition and net capital of the Company.

NOTE 8 – COMMITMENTS

The Company has entered into an agreement with a retired sales representative to pay him trailing commissions on the book of business that he brought to the Company. The commissions paid during the year ended February 28, 2003 totaled $3,477.

This information is an integral part of the accompanying financial statement.